Exhibit 99.3

Part C:

Consolidated Financial Statements for the Year Ended December 31, 2016

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience

Consolidated Financial Statements as at December 31, 2016

Contents		Page
Auditors’ Report		2
Financial Statements
Consolidated Statements of Financial Position		4
Consolidated Statements of Income		6
Consolidated Statements of Comprehensive Income		6
Consolidated Statements of Changes in Equity		7
Consolidated Statements of Cash Flows		8
Notes to the Consolidated Financial Statements
1	Basis of preparation	9
2	Significant accounting policies	11
3	Cash and cash equivalents	28
4	Investments	28
5	Trade and other receivables	29
6	Income tax	30
7	Broadcasting rights, net of rights exercised	34
8	Property, plant and equipment	34
9	Intangible assets	36
10	Deferred expenses and non-current investments	39
11	Investees	39
12	Debentures, loans and borrowings	41
13	Trade and other payables	46
14	Provisions	47
15	Employee benefits	47
16	Contingent liabilities	51
17	Agreements	52
18	Securities, liens and guarantees	55
19	Capital	56
20	Revenues	57
21	General and operating expenses	57
22	Salaries	57
23	Other operating expenses (income), net	58
24	Financing expenses (income), net	58
25	Share-based payments	58
26	Earnings per share	59
27	Segment Reporting	59
28	Transactions with interested and related parties	65
29	Financial instruments	78
30	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.	87
31	Subsequent events	89

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditors’ Report to the Shareholders of

“Bezeq” the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2016 and 2015 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of the three years, in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1% of the total consolidated assets as of December 31, 2016 and 2015, and whose revenues constitute approximately 1% of the total consolidated revenues for the years ended December 31, 2016, 2015 and 2014. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2016 and 2015 and their results of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have audited, in accordance with Auditing Standards of the Public Company Accounting Oversight Board (United States) the Internal Control over Financial Reporting of the Company as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2017 expressed an unqualified opinion on the effectiveness of internal control over financial reporting of the Company.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 16.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 29, 2017

Somekh Chaikin, a partnership registered under the Israeli Partnership

Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditor’s Attestation Report

The Board of Directors and Stockholders

“Bezeq”- The Israel Telecommunication Corporation Ltd.

We have audited “Bezeq”- The Israel Telecommunication Corporation Ltd.’s (hereinafter “The Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2016, and 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated March 29, 2017 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 16 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

Somekh Chaikin

Certified Public Accountants

Jerusalem, Israel
March 29, 2017

Somekh Chaikin, a partnership registered under the Israeli Partnership

Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative

Consolidated Financial Statements as at December 31, 2016

Consolidated Statements of Financial Position as at December 31

		2016	2015
Assets	Note	NIS million	NIS million

Cash and cash equivalents	2.3, 3	648	555
Investments	2.3, 4	586	762
Trade receivables	2.3, 5	2,000	2,058
Other receivables	2.3, 5	219	269
Inventory	2.10	106	115
Total current assets		3,559	3,759

Trade and other receivables	2.3, 5	644	674
Broadcasting rights, net of rights exercised	2.4, 7	432	456
Property, plant and equipment	2.5, 8	6,876	6,894
Intangible assets	2.7, 9	3,047	3,332
Deferred tax assets	2.16, 6	1,007	1,178
Deferred expenses and non-current investments	2.9, 10	382	386
Total non-current assets		12,388	12,920

Total assets		15,947	16,679

Consolidated Financial Statements as at December 31, 2016

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2016	2015
	Note	NIS million	NIS million

Debentures, loans and borrowings	2.3, 12	1,825	1,913
Trade and other payables	13	1,610	1,657
Current tax liabilities		104	624
Employee benefits	2.12, 15	315	378
Liability to Eurocom DBS Ltd, related party	11.2	32	233
Provisions	2.13, 14	80	100
Total current liabilities		3,966	4,905

Loans and debentures	2.3, 12	9,128	8,800
Employee benefits	2.12, 15	258	240
Derivatives and other liabilities		244	226
Deferred tax liabilities	2.16, 6	101	51
Provisions	2.13, 14	47	46
Total non-current liabilities		9,778	9,363

Total liabilities		13,744	14,268

Total equity	19	2,203	2,411

Total liabilities and equity		15,947	16,679

Shaul Elovitch	Stella Handler	Allon Raveh
Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: March 29, 2017

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2016

Consolidated statements of income for the year ended December 31

		2016	2015	2014
	Note	NIS million	NIS million	NIS million

Revenues	2.14, 20	10,084	9,985	9,055
Costs of activity
General and operating expenses	21	4,012	3,869	3,366
Salaries	22	2,012	1,957	1,768
Depreciation and amortization	2.5, 2.7, 8, 9, 10	1,739	1,684	1,281
Other operating income, net	23	-	(95)	(586)
		7,763	7,415	5,829

Operating profit		2,321	2,570	3,226
Financing expenses	2.15, 24
Financing expenses		508	376	486
Financing income		(61)	(113)	(356)
Financing expenses, net		447	263	130

Profit after financing expenses, net		1,874	2,307	3,096
Share in earnings (losses) of equity accounted investees	11.2	(5)	12	(170)
Profit before income tax		1,869	2,319	2,926
Income tax	2.16, 6	625	598	815
Equity for the year attributable to shareholders of the Company		1,244	1,721	2,111
Earnings per share (NIS)	26
Basic earnings per share		0.45	0.63	0.77

Diluted earnings per share		0.45	0.62	0.77

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2016	2015	2014
	NIS million	NIS million	NIS million
Profit for the year	1,244	1,721	2,111
Items of other comprehensive income (loss) (net of tax)	(15)	7	(36)
Total comprehensive income for the year attributable to shareholders of the Company	1,229	1,728	2,075

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2016

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to shareholders of the Company

Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Income in 2014	-	-	-	-	-	2,111	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 19.2)	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13
Balance as at December 31, 2016	3,855	253	131	390	(105)	(2,083)	2,441
Income in 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 19.2)	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance as at January 1, 2015	3,874	368	16	390	(98)	(2,139)	2,411
Income in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 19.2)	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares(Note 25)	4	16	(16)	-	-	-	4
Balance as at December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2016

Consolidated statements of cash flows for the year ended December 31

		2016	2015	2014
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		1,244	1,721	2,111
Adjustments:
Depreciation and amortization	8,9,10	1,739	1,684	1,281
Share in the losses (profits) of equity-accounted investees	11.2	5	(12)	170
Financing expenses, net		474	307	229
Capital gain, net	23	(107)	(234)	(175)
Income tax expenses	6	625	598	815
Profit from gaining control in DBS		-	(12)	-
Profit from sale of the shares of Coral Tell Ltd.		-	-	(582)

Change in trade and other receivables	5	106	322	549
Change in inventory		(20)	(20)	28
Change in trade and other payables	13	(24)	(271)	(39)
Change in provisions	14	(19)	18	(63)
Change in employee benefits	15	(65)	110	3
Change in other liabilities		23	(9)	(4)
Net income tax paid		(455)	(462)	(527)
Net cash from operating activities		3,526	3,740	3,796
Cash flow used for investing activities
Purchase of property, plant and equipment	8	(1,193)	(1,324)	(1,081)
Investment in intangible assets and deferred expenses	9,10	(223)	(311)	(194)
Tax payment for shareholder loans	6.6.1	(461)	-	-
Acquisition of financial assets held for sale and others		(917)	(1,785)	(2,720)
Proceeds from the sale of financial assets held for trading and others		1,088	3,260	1,635
Proceeds from the sale of property, plant and equipment		138	151	230
Miscellaneous		1	(7)	(12)
Cash in a company consolidated for the first time		-	299	-
Net consideration for the sale of Coral Tell Ltd. shares		-	-	596
Net cash from (used in) investment activities		(1,567)	283	(1,546)
Cash flows used in financing activities
Issue of debentures and receipt of loans	12	2,161	1,010	1,446
Repayment of debentures and loans	12	(1,841)	(2,192)	(1,149)
Dividends paid	19.2	(1,441)	(1,777)	(2,069)
Interest paid		(458)	(494)	(431)
Payment to Eurocom DBS for acquisition of shares and DBS loan	11.2	(256)	(680)	-
Miscellaneous		(31)	5	3
Net cash used for financing activities		(1,866)	(4,128)	(2,200)

Net increase (decrease) in cash and cash equivalents		93	(105)	50
Cash and cash equivalents as at January 1		555	660	610
Cash and cash equivalents as at the end of the year		648	555	660

The attached notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2016

1.	Basis of preparation

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Group as at December 31, 2016 include the statements of the Company and its subsidiaries (jointly: “the Group”) and the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 27 – Segment Reporting).

1.2	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 11.1.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

Investees: Subsidiaries or associates

Related parties: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

1.3	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 29, 2017.

1.4	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

1.5	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss

Notes to the Consolidated Financial Statements as at December 31, 2016

*	Inventories measured at the lower of cost and net realizable value

*	Equity-accounted investments

*	Deferred tax assets and liabilities

*	Provisions

*	Assets and liabilities for employee benefits

*	Liability for payment of contingent consideration in a business combination

For further information about the measurement of these assets and liabilities see Note 2, Significant Accounting Policies.

1.6	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

1.7	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All costs and expenses are used to provide services.

1.8	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires the Group’s management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Consolidated Financial Statements as at December 31, 2016

Information about significant estimates and judgments and for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Useful life of fixed assets, intangible assets, and broadcasting rights	Assumptions of the useful life of groups of fixed assets and intangible assets	Change in the value of fixed assets and intangible assets and in depreciation and amortization expenses	Notes 7, 8, and 9
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 9
Deferred taxes	Assumption of anticipated future realization of the tax benefit in the future, including assumptions for the use of carry-forward losses in DBS.	Recognition or reversal of deferred tax asset in profit or loss	Note 6
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of several matters including interpretations of tax laws and the Group’s experience	Recognition or reversal of income tax expenses	Note 6
Fair value measurement of contingent consideration	Assumptions of expected cash flows	Change in the value of a liability for contingent consideration for a business combination	Note 11.2 and Note 29
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 14 and Note 16
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 15

1.9	Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 29.7 regarding fair value.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements.

In this Note, where the Group has chosen accounting alternatives permitted in accounting standards and/or in accounting policy where there is no explicit provision in accounting standards, such disclosure is presented in bold. This does not attribute greater importance compared to other accounting policies that are not presented in bold.

2.1	Consolidation of the financial statements

2.1.1	Business combinations

The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

The Group recognizes goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

Notes to the Consolidated Financial Statements as at December 31, 2016

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree’s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration. Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration classified as a financial liability in profit or loss under financing expenses.

In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

2.1.2	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

2.1.3	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

2.2	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.3	Financial instruments

2.3.1	Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in deposits, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group undertakes to buy or sell the asset.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

2.3.2	Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss (mainly the Group’s investment in exchange-traded funds and deposit notes) if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value, and changes therein are recognized in the statement of income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred. Financial liabilities are recognized initially at fair value less any attributable transactions costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

2.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

2.3.5	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2.3.6	A. Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

2.3.7	B. Economic hedges

In addition, the Group holds derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.4	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The costs of broadcasting rights acquired for the broadcasting of content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management’s estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

2.5	Property, plant and equipment

2.5.1	Recognition and measurement

The Group elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16, and are otherwise to be classified as inventory.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gain or loss from the disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of fixed assets is recognized under operating income in the statement of income.

2.5.2	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the new item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.5.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

Year
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Equipment and infrastructure for multichannel television	3-15
Subscriber equipment and installations	4-6
Vehicles	6-7
Office and general equipment	5-14
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-15
Passive radio equipment at cellular network sites	up to December 31, 2030
Buildings	25
Seabed cable	4-25

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

2.6	Intangible assets

2.6.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.6.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

2.6.3	Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software which add functionality to the hardware, are classified as intangible assets.

2.6.4	Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) are amortized over a period of 10 years. The 3.5G frequencies (UMTS / HSPA) are amortized over a period of 13 years and seven months.

2.6.5	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

2.6.6	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

2.6.7	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis (other than as set out below regarding amortization of customer relations), over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Notes to the Consolidated Financial Statements as at December 31, 2016

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage right	Over the term of the license for 10 to 14 years starting from the use of the frequencies
Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software
Customer relationships acquired in a business combination	5-7 years based on the estimated customer churn rate
Brand acquired in a business combination	12
Other rights	2-3 years, depending on the useful life

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

2.7	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are measured at cost less accumulated amortization and impairment losses.

Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

A.	The fulfillment of the arrangement is dependent on the use of a specific asset or assets

B.	The arrangement contains rights to use the asset

Notes to the Consolidated Financial Statements as at December 31, 2016

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

2.8	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively fulfill the definition of a finance lease and were recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

2.9	Inventory

The cost of inventories includes the cost of purchase and cost incurred in bringing the inventories to their present location and condition.

Inventories are measured at the lower of cost or net realizable value. The Group elected to base the cost of inventories on the moving average principle.

The inventories include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service provided to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

2.10	Impairment

2.10.1	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics, taking into account experience. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

2.10.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

Notes to the Consolidated Financial Statements as at December 31, 2016

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash generating unit. (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (cash-generating unit).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event, is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

2.11	Employee benefits

2.11.1	Post-employment benefits

The Group has several post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income in the periods during which services are rendered by employees.

Notes to the Consolidated Financial Statements as at December 31, 2016

B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield on high-quality corporate debentures at the reporting date, denominated in or linked to the currency of the paid benefit, with maturity dates approximating the terms of the Group’s obligations.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased or curtailed benefit relating to past service by employees is recognized immediately in profit or loss when the plan improvement or curtailment occurs.

2.11.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits (such as an obligation for accumulated vacation days and sick leave) other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

2.11.3	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.11.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

2.12	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

2.12.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Likely – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 16 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

2.12.2	Site dismantling and clearing costs

The provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where Pelephone has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site when required. The provision is measured by discounting the future cash flows by risk-free discounted interest reflecting the time until the expected termination of the contract for dismantling of the site by Pelephone. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.13	Revenues

Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

2.13.1	Sale of equipment

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the relevant interest rate for transactions of this kind (see Note 5). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

2.13.2	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely.

2.13.3	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

Notes to the Consolidated Financial Statements as at December 31, 2016

2.14	Financing income and expenses

Financing income comprises mainly interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, interest income from deposits and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses include mainly interest and linkage expenses on borrowings received and debentures issued and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

2.15	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Notes to the Consolidated Financial Statements as at December 31, 2016

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

Notes to the Consolidated Financial Statements as at December 31, 2016

2.16	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

2.17	New standards and interpretations not yet adopted

2.17.1	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 is effective for annual periods beginning on January 1, 2018, with early adoption being permitted. IFRS 9 will be applied retrospectively, except for a number of exemptions.

The Group has examined the effects of applying IFRS 9, and in its opinion the effect on the financial statements will be immaterial.

2.17.2	IFRS 15, Revenues from Contracts with Customers (“IFRS 15”)

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group decided to early apply IFRS 15 as from January 1, 2017, using the cumulative catch-up approach, without restatement of comparative figures, by adjusting the balance of retained earnings as at January 1, 2017 with application of the expedient at the transition date, according to which the cumulative catch-up approach will only be applied for contracts not yet competed at the transition date.

The main effect on the Group of application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer (“Subscriber Acquisition”), which, in accordance with IFRS 15, are recognized as an asset when it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Company for a defined period. Accordingly, direct commissions paid to agents and sales employees for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income. As stated above, at the transition date, the expedient included in IFRS 15 will be applied, according to which the agreements that have been completed or that can be completed at the transition date will not be amended. The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Accordingly, the Company chose, under the expedient included in the transitional provisions of IFRS 15, not to apply IFRS 15 on contracts that ended prior to January 1, 2017, therefore the Subscriber Acquisition costs incurred prior to January 1, 2017 and were recognized in the statement of income as an expense, will not be accounted for retrospectively. Other than the accounting treatment of Subscriber Acquisition costs, the Group does not expect there to be any other material effects arising from application of IFRS 15.

Notes to the Consolidated Financial Statements as at December 31, 2016

In view of the above, adoption of IFRS 15 is not expected to have a material effect on the retained earnings at the transition date. Subscriber Acquisition amortization expenses will be recognized in the statement of income at the expected average duration of the subscribers.

The effect of the application of IFRS 15 on the financial results for 2017 will depend on Subscriber Acquisition costs incurred by the Group in 2017 and the estimated expected average duration of subscribers acquired by the Group in 2017.

2.17.3	IFRS 16, Financial Instruments (“IFRS 16”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements IFRS 16 also establishes new and more extensive disclosure requirements. IFRS 16 is applicable for annual periods as from January 1, 2019, with the possibility of early adoption, provided the Group has also early adopted IFRS 15, Revenue from Contracts with Customers.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or application (with the possibility of certain practical expedients) as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date. The Group is still examining the alternatives for initial application of IFRS 16.

The Group is also examining the anticipated effects of IFRS 16 on the financial statements, but at this stage, it is unable to reliably estimate the quantitative impact on its financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2016

IFRS 16 is expected to affect the accounting treatment of real estate leasing agreements, cellular sites, vehicles and other Group assets. The Group believes that IFRS 16 will have a material effect on its financial statements in the following issues:

A.	Application of IFRS 16 is expected to decrease the Group’s operating expenses and increase depreciation expenses and financing expenses.

B.	An increase in non-current assets and liabilities is expected.

C.	An increase in cash flow from operating activities and a decrease in cash flow from financing activities is expected.

D.	Due to the change in assets and liabilities, a change in financial ratios and financial information is expected, such as a decrease in the Group’s working capital.

It is noted that the Group is still examining the effect of IFRS 16 on the Group’s financial statements, therefore the list of issues presented above represents issues that the Group has identified up to the publication date of the reports, and additional subjects may be added to the list. The issues presented may require adjustment as the examination of the effects of the application of IFRS 16 progresses.

3.	Cash and cash equivalents

As at December 31, 2016, cash and cash equivalents include mainly bank deposits for an average period of 90 days.

4.	Investments

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Bank deposits	546	556
Monetary and other reserves	40	67
Exchange traded funds	-	139
	586	762

The deposits are repayable until May 2017 and the other investments are exercisable in 2017.

Notes to the Consolidated Financial Statements as at December 31, 2016

5.	Trade and other receivables

5.1	Composition of trade and other receivables

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Trade receivables*
Open accounts and checks receivable	785	841
Credit cards	450	434
Revenues receivable	241	240
Current maturities of long-term receivables	505	534
Related and interested parties	19	9
	2,000	2,058
Other receivables and current tax assets
Prepaid expenses	145	135
Other receivables (mainly from real estate sales)	74	118
Current tax assets	-	16
	219	269
Long-term trade and other receivables
Trade receivables – open debts	445	509
Other receivables (for the sale of real estate)	199	165
	644	674

	2,863	3,001

*	The amount of trade receivables is stated net of the provision for doubtful debts

5.2	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2016 are 3.5%-3.3% (in 2015: 3.6% - 3.4%).

5.3	Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2016
NIS million
2018	490
2019	122
2020 and thereafter	32
644

5.4	Aging of trade receivables at the reporting date:

	December 31, 2016		December 31,2015
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	2,282	(8)	2,377	(11)
Past due up to one year	183	(46)	201	(47)
Past due one to two years	50	(31)	74	(50)
Past due more than two years	41	(26)	88	(65)
	2,556	(111)	2,740	(173)

Notes to the Consolidated Financial Statements as at December 31, 2016

5.5	Change in provision for doubtful debts in the year:

	2016	2015
	NIS million	NIS million
Balance as at January 1	173	174
Impairment loss recognized	25	34
Bad debts	(87)	(35)
Balance as at December 31	111	173

6.	Income tax

6.1	Corporate tax rate

Current taxes for the reported periods are calculated at the tax rates applicable to the Group, which are 25% in 2016 and 26.5% in 2015- 2014.

On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, which includes a reduction in the corporate tax rate from 26.5% to 25% as from January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in 2017 and 2018) – 2016, by which, among other things, the corporate tax rate would be reduced from 25% to 24% in 2017 and to 23% as from 2018 and thereafter.

Deferred tax balances as at December 31, 2016 were calculated according to the new tax rates expected to apply on the date of reversal. As a result of the lower tax rate as set out above, deferred tax balances were reduced and deferred tax expenses of NIS 143 million were recognized in the statement of income for 2016.

6.2	Components of income tax expenses

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Current tax expenses
Expenses for the current year	437	567	781
Adjustments for prior years	(32)	-	-
Total current tax expenses	405	567	781
Deferred tax expenses
Use of deferred taxes for the carry-forward losses of DBS	48	7	-
Change in the tax rate	143	-	-
Creation and reversal of temporary differences	29	24	34
Total deferred tax expenses	220	31	34

Income tax expenses	625	598	815

Notes to the Consolidated Financial Statements as at December 31, 2016

6.3	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Profit before income tax	1,869	2,319	2,926
Statutory tax rate	25%	26.5%	26.5%
Income tax at the statutory tax rate	467	614	775
Effect of the change in the tax rate on deferred taxes	143	-	-
Expenses (benefits) not recognized for tax purposes, net	46	(13)	(5)
Income tax for prior years	(32)	-	-
Adjusted tax calculated for the Company’s share in the losses of equity-accounted investees	1	(3)	45
Income tax expenses	625	598	815

6.4	Recognized tax assets and deferred tax liabilities and their changes

	Deferred tax asset for the losses of DBS	Deferred tax asset for employee benefit plans	Deferred tax liabilities for fixed assets	Deferred tax liabilities for intangible assets	Other deferred taxes	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2015	-	207	(350)	-	126	(17)
Changes recognized in the statement of income
Use of carry-forward losses	(7)	-	-	-	-	(7)
Other	-	1	(3)	37	(59)	(24)
Changes recognized in equity	-	-	-	-	5	5
Business combination	1,426	-	-	(301)	45	1,170
Balance as at January 1, 2015	1,419	208	(353)	(264)	117	1,127
Changes recognized in the statement of income
Change in the tax rate	(183)	(26)	46	27	(7)	(143)
Use of carry-forward losses	(48)	-	-	-	-	(48)
Other	-	-	4	49	(82)	(29)
Changes recognized in equity	-	(4)	-	-	3	(1)
Balance as at December 31, 2016	1,188	178	(303)	(188)	31	906

Carrying amount	December 31
	2016	2015
	NIS million	NIS million
Deferred tax assets	1,007	1,178
Deferred tax liabilities	(101)	(51)
Balance as at December 31	906	1,127

*	The deferred tax asset for the losses of DBS is based on its anticipated utilization in the merger as set out in Note 6.6.2 below and its utilization in DBS up to the date of the merger.

Notes to the Consolidated Financial Statements as at December 31, 2016

6.5	Unrecognized deferred tax assets and liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends and is able to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

6.6	Final tax assessments

6.6.1	The Company has final tax assessments up to and including 2010.

6.6.2	On September 15, 2016, the Company and the Israel Tax Authority signed an assessment agreement (“the Assessment Agreement”) ending the disputes involving the tax assessor’s claims regarding the financing income from the shareholder loans and about the rights and holdings in DBS acquired by the Company (“the Tax Issue”) and regarding the claims of DBS that its losses should be recognized in full, as recorded in its tax reports. In addition, the Tax Authority granted preliminary approval for tax purposes for the merger of DBS with and into the Company, in accordance with Section 103(B) of the Income Tax Ordinance (“the Approval”).

Under the Assessment Agreement, the Company will pay tax in the amount of NIS 462 million, the total losses of DBS will amount to NIS 5.26 billion as a final assessment up to December 31, 2013. An additional loss will be added to this amount, for the Tax Issue up to June 2015, in the amount of NIS 315 million (NIS 223 million for 2014 and NIS 91 million for 2015). The Company’s aggregate shareholdings and rights in DBS will be considered as equity in the financial statements of DBS and as a capital investment in the financial statements of the Company, and no other income will be recorded for the Company and it will not pay additional tax for the aforesaid.

Concurrently, the Tax Authority granted approval for tax purposes for the merger of DBS with and into the Company, in accordance with Section 103(B) of the Income Tax Ordinance, whereby subsequent to the merger, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

Notes to the Consolidated Financial Statements as at December 31, 2016

The Approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Income Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. However, it is clarified that the Approval is effective until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of the Company and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, if such interpretation is published in writing. Any change in the tax laws that does not require a change in the Approval will not result in any such change.

The Assessment Agreement and the Approval did not affect the Company’s financial results in the reporting period, since the effect is included in the financial statements as at December 31, 2015 due to the agreement in principle that was received with the tax assessor. On September 29, 2016, the Company paid the agreed tax.

Further to Note 11.2.2 below regarding, among other things, the announcement of the Ministry of Communications that the Ministry, in the first stage, is advancing the cancellation of the corporate separation in Bezeq Group, the Company is negotiating with the Tax Authority, and at this state it was agreed that close to the date of merger approval from the Ministry of Communications, its compatibility with the taxation decision will be assessed.

6.6.3	On December 25, 2016, the Company received a best-judgment assessment for 2011, in which the Company’s taxable income for 2011 increased by NIS 246 million. NIS 144 million of the increased taxable income is on account of non-recognition of financing expenses for dividends distributed and received (for distribution of current earnings, for dividends received from subsidiaries and a small part on account of a distribution for capital reduction), with the balance of NIS 102 million for timing differences in the recognition of depreciation expenses. The tax liability arising from this assessment (including interest and linkage differences) is NIS 72 million. Implementation of the principles of the assessment in subsequent years is likely to lead to a material claim for additional tax for those years. The Company disagrees with the position of the Tax Authority and believes it has good arguments to support its own position against that of the Tax Authority. Accordingly, the Company intends to file an appeal by the date determined in law.

6.6.4	Pelephone has received final tax assessments up to and including 2012.

Notes to the Consolidated Financial Statements as at December 31, 2016

6.6.5	Bezeq International has received final tax assessments up to and including 2012.

6.6.6	DBS has final tax assessments under an agreement with the Tax Authority as described in section 6.6.2 above.

7.	Broadcasting rights, net of rights exercised

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Cost	800	621
Less rights exercised	(368)	(165)
	432	456

As at December 31, 2016, DBS has agreements for the acquisition of broadcasting rights. In 2016, acquisition of these broadcasting rights amounted to NIS 186 million.

8.	Property, plant and equipment

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Equipment and infrastructure for multichannel television	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2015	1,723	2,423	11,574	2,529	-	712	852	19,813
Additions	41	273	254	254	164	225	71	1,282
Consolidation	16	-	-	-	749	-	36	801
Disposals	(132)	(99)	(160)	(86)	(46)	(59)	(117)	(699)
Balance as at December 31, 2015	1,648	2,597	11,668	2,697	867	878	842	21,197
Additions	27	261	247	196	180	265	73	1,249
Disposals	(88)	(172)	(214)	(219)	(11)	(205)	(129)	(1,038)
Balance as at December 31, 2016	1,587	2,686	11,701	2,674	1,036	938	786	21,408
Depreciation and impairment losses
Balance as at January 1, 2015	1,235	1,157	8,890	1,532	-	352	568	13,734
Depreciation for the year	46	237	195	314	189	159	105	1,245
Disposals	(118)	(99)	(160)	(85)	(46)	(59)	(109)	(676)
Balance as at December 31, 2015	1,163	1,295	8,925	1,761	143	452	564	14,303
Depreciation for the year	43	234	197	263	236	176	86	1,235
Disposals	(72)	(171)	(213)	(219)	(10)	(201)	(120)	(1,006)
Balance as at December 31, 2016	1,134	1,358	8,909	1,805	369	427	530	14,532
Carrying amount
As at January 1, 2015	488	1,266	2,684	997	-	360	284	6,079

December 31, 2015	485	1,302	2,743	936	724	426	278	6,894

December 31, 2016	453	1,328	2,792	869	667	511	256	6,876

Notes to the Consolidated Financial Statements as at December 31, 2016

8.1	The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 154 million as at December 31, 2016 and NIS 140 million as at December 31, 2015.

8.2	Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2016, the Group derecognized fully depreciated property at a cost of NIS 894 million (in 2015, NIS 557 million).

8.3	The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the depreciation committees, minor changes were made in the estimated useful life of certain assets.

8.4	Most of the real estate assets used by the Company are leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

8.5	In 2013, the Company started to install a fiber optic network that will reach the subscriber’s home. As at December 31, 2016, the unexercised investment in assets amounts to NIS 352 million.

8.6	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 139 million (in 2015, NIS 75 million).

8.7	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company’s assets (including switches, cable network, transmission network, and information and databases).

8.8	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

8.9	For information about liens for loans and borrowings, see Note 12.

Notes to the Consolidated Financial Statements as at December 31, 2016

9.	Intangible assets

	Goodwill	Software and licenses	Cellular communication usage rights	Customer relations and brand - multichannel television	Other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2015	1,046	1,337	384	-	211	2,978
Acquisitions or additions from in-house development	-	188	96	-	28	312
Consolidation	385	148	-	1,137	-	1,670
Disposals	-	(60)	-	-	(51)	(111)
Balance as at December 31, 2015	1,431	1,613	480	1,137	188	4,849
Acquisitions or additions from in-house development	-	187	-	-	11	198
Disposals	-	(60)	-	-	(11)	(71)
Balance as at December 31, 2016	1,431	1,740	480	1,137	188	4,976
Amortization and impairment losses
Balance as at January 1, 2015	6	849	174	-	156	1,185
Amortization for the year	-	242	31	141	20	434
Disposals	-	(60)	-	-	(42)	(102)
Balance as at December 31, 2015	6	1,031	205	141	134	1,517
Amortization for the year	-	229	37	187	24	477
Disposals	-	(59)	-	-	(6)	(65)
Balance as at December 31, 2016	6	1,201	242	328	152	1,929
Carrying amount
January 1, 2015	1,040	488	210	-	55	1,793

December 31, 2015	1,425	582	275	996	54	3,332

December 31, 2016	1,425	539	238	809	36	3,047

Notes to the Consolidated Financial Statements as at December 31, 2016

9.1	Assessment of impairment of cash-generating units that include goodwill

To assess impairment, goodwill was attributed to the Group’s operating segments as follows:

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Cellular communications (Pelephone)	1,027	1,027
Domestic fixed-line communication (Bezeq)	265	265
Multichannel television (DBS)	120	120
Other	13	13
	1,425	1,425

9.2	Assessment of cellular communications goodwill (Pelephone)

The value in use for Bezeq Group of a cellular cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the operation scope of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the recovery in Pelephone’s business activity as from 2018, due to the expected stabilization of the market and the start of competitive balance. In addition, the valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

The operating, sales, marketing and investment expenses were adjusted for Pelephone’s volume of operations. The price of nominal capital used is 10% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 2.5%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

Notes to the Consolidated Financial Statements as at December 31, 2016

9.3	Assessment of goodwill impairment in domestic fixed-line communications (Bezeq)

The value in use for Bezeq Group of a domestic fixed line cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the effect of opening up the wholesale market. The main assumption underlying the forecast is the relative stability in the number of subscribers and average revenue per user as from the second half of 2018. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The main assumption underlying the forecast is that the wholesale market will function properly and will provide effective competition to the infrastructure owners. In addition, the effect of the elimination of the structural separation on the domestic fixed-line communication segment was not taken into account.

The operating, sales, marketing and investment expenses were adjusted for domestic-fixed line communication operations. The price of nominal capital used is 7.5% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a fixed line domestic communications cash-generating unit.

9.4	Assessment of goodwill impairment for multichannel television (DBS)

The value in use for Bezeq Group of a multichannel television cash-generating unit was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of DBS in recent years, such that future growth and market shares are affected by directions in the multichannel television market, such as competition, regulation, and the entry of new players. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is the relative stability in the number of subscribers and average revenue per user as from the second half of 2018.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of DBS. The price of nominal capital used is 8.5% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a multichannel television cash-generating unit.

Notes to the Consolidated Financial Statements as at December 31, 2016

10.	Deferred expenses and non-current investments

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Deferred expenses (see Note 10.1 below)	254	256
Non-current investments (see Note 10.2 below)	110	105
Investments in equity-accounted investees	18	25
	382	386

10.1	Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

10.2	Non-current investments include a bank deposit for loans to the Company’s employees with no repayment date and a deposit for hedge transactions.

11.	Investees

11.1	Subsidiaries:

The place of incorporation of the companies held directly by the Company is Israel. Information about companies held directly by the Company:

Pelephone Communications Ltd.
Bezeq International Ltd.
DBS Satellite Services (1998) Ltd.
Bezeq Online Ltd.
Walla! Communications Ltd.
Bezeq Zahav (Holdings) Ltd. (under voluntary liquidation)

As at December 31, 2015 and December 31, 2016, the Company holds 100% in the shareholders’ rights in the subsidiaries listed above. The Company’s subsidiaries have investments in other subsidiaries that are not material.

11.2	DBS Satellite Services (1998) Ltd. (“DBS”)

11.2.1	As at March 25, 2015, the Company held 49.78% of the share capital of DBS and it held options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, the Company exercised the options that were allotted, for no consideration, and on June 24, 2016, the Company completed a transaction (“the Acquisition Transaction”) for the acquisition of the entire holdings of Eurocom DBS in DBS, which at that date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of the Company.

The Company consolidates the financial statements of DBS as from March 23, 2015. The statements of income for 2014 and the first quarter of 2015 include the operating results of DBS based on the equity method.

Notes to the Consolidated Financial Statements as at December 31, 2016

In accordance with the Assessment Agreement and taxation decision of the Tax Authority (as set out in Note 6.6.2 above), on September 27, 2016, the shareholder loans amounting to NIS 5.319 billion including principal and interest, provided to DBS up to June 23, 2016 (including shareholder loans acquired from Eurocom DBS), were converted to equity and recognized in the financial statements of DBS as a premium on shares.

Under the terms of the Acquisition Transaction, in addition to the cash consideration of NIS 680 million, the consideration included two additional contingent considerations, as follows: one additional consideration of up to NIS 200 million, which will be paid in accordance with the amount of the carry-forward losses of DBS used for tax purposes (“the First Contingent Consideration”); and another additional consideration of up to NIS 170 million, which will be paid in accordance with the business results of DBS in the 2015-2017 (“the Second Contingent Consideration”).

In September 2016, the Company paid Eurocom DBS NIS 188 million (plus interest differences of NIS 10 million) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 6.6.2 above. The consideration paid is for the agreement with the Tax Authority for the losses of DBS as at December 31, 2013. Following the decision regarding the additional and final losses as at December 31, 2014, the additional amount due to Eurocom DBS will be calculated and paid out, and the unpaid amount will continue to bear interest in accordance with the acquisition agreement up to the payment date. As at December 31, 2016, the balance of the liability to Eurocom for the First Contingent Consideration is NIS 6 million.

The liability for the Second Contingent Consideration was paid in two payments of NIS 57 million nominal value each, one in 2016 and the other in 2017. These payments were not recognized as an expense.

The liability for the Second Contingent Consideration was adjusted in the reporting year according to the management’s estimate, to NIS 84 million and the increase of NIS 55 million was recognized in financing expenses.

If the DBS merger is completed in 2017, the amount of this liability is expected to amount to the full amount of the Second Contingent Consideration, and if the merger is completed after the end of 2017, the amount of the liability will be contingent on the results of DBS for 2017. As at the reporting date, this amount may be lower than the amount of the liability included in the financial statements.

11.2.2	Following the announcement of the Director of the Ministry of Communications on December 21, 2016, regarding “Cancellation of the structural separation obligation in Bezeq Group”,(as described below), on December 25, 2016, the Company and DBS signed a merger agreement (“the Merger Agreement”), which, subject to the preconditions set out in the agreement, at the completion date of the merger, and effective retroactively from the effective date for the merger (December 31, 2016), all activities of DBS will be merged with and into the Company, for no consideration, in accordance with the provisions of section 323 of the Companies Law and the provisions of section 103B and section 103C of the Income Tax Ordinance (as described in Note 6.6.2), and DBS will cease to exist as a separate legal entity, will be wound up without liquidation and the Registrar of Companies will delete it from the Register.

Notes to the Consolidated Financial Statements as at December 31, 2016

Completion of the merger is subject to the fulfilment of the preconditions in the merger agreement.

It is noted that in accordance with the announcement of the Ministry of Communications, in the first stage, the Ministry is advancing the elimination of the corporate separation in Bezeq Group, in such a way that the operations of Bezeq’s subsidiaries will be under a corporate structure of one company, but with a separation of divisions among the different operations, so that at this stage, the rules of the arrangement set out in the Company’s license will be maintained for structural separation in competitive aspects among the different activities.

After signing the merger agreement, the shareholders’ loans registered in the name of the Company in the financial statements of DBS, the balance of which, including principal and accrued interest as at December 27, 2016 amounted to NIS 389 million, were converted to equity, and the Company made an additional investment in DBS against a premium of NIS 130 million (which was paid in cash on January 1, 2017).

11.2.3	Following the conversion of shareholder loans and the investment in capital as set out above, as at December 31, 2016, the equity of DBS amounted to NIS 592 million, against a capital deficit of NIS 5,018 million at the end of 2015. Notwithstanding its improved financial position, as at December 31, 2016, the working capital deficit of DBS amounts to NIS 510 million.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

12.	Debentures, loans and borrowings

12.1	Composition:

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Current liabilities
Current maturities of debentures	986	1,202
Current maturities of loans	839	711
	1,825	1,913
Non-current liabilities
Debentures	6,044	6,291
Loans	3,084	2,509
	9,128	8,800

	10,953	10,713

Notes to the Consolidated Financial Statements as at December 31, 2016

12.2	Debentures and loan terms

		December 31, 2016		December 31,2015
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at variable interest	12.3	978	978	1,331	1,331	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	12.3	1,084	1,084	1,589	1,589	6.85% - 5%
Unlinked loans at fixed interest	12.3	300	300	300	300	2.4%
Unlinked loans at fixed interest	12.3	914	900	-	-	3.62% - 3.5%
Total bank loans		3,276	3,262	3,220	3,220
Loan from financial institutions:
Unlinked loans at fixed interest	12.3	500	500	-	-	4.15%
Unlinked loans at fixed interest	12.3	147	147	-	-	5.25% - 5%
Total loans from financial institutions		647	647	-	-

Total loans		3,923	3,909	3,220	3,220

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	12.3	3,041	2,874	3,087	2,874	3.7%
Series 7 - unlinked loans at variable interest	12.3	734	734	734	734	Makam for one year +1.4%
Series 8 - unlinked loans at fixed interest	12.3	443	443	886	886	5.7%
Series 9 - unlinked loans at fixed interest	12.3	1,144	1,103	388	388	3.65%
Series 10 - linked to the CPI, at fixed interest	12.3	400	400	400	400	2.2%
Series 5 - linked to the CPI, at fixed interest		-	-	310	251	5.3%
Total debentures issued to the public		5,762	5,554	5,805	5,533
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS - linked to the CPI, at fixed interest	12.4	868	753	1,288	1,097	5.35%-8.4%
Unlinked loans at fixed interest	12.3	400	400	400	400	6.65%
Total non-marketable debentures		1,268	1,153	1,688	1,497

Total debentures		7,030	6,707	7,493	7,030

Total loans and debentures		10,953	10,616	10,713	10,250

Notes to the Consolidated Financial Statements as at December 31, 2016

12.3	Loans and debentures issued by the Company

Below are details of the terms that the Company undertook for the loans that were received and the debentures that were issued:

12.3.1	For the Company’s total debt, the Company has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by the Company, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

12.3.2	For Debentures (Series 6 to 8), loans from banks and financial institutions, and for debentures from financial institutions, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of the Company’s debts in an amount exceeding the amount determined.

In addition, for loans from financial institutions amounting to NIS 500 million, a standard cause was included for immediate repayment of the loans, if telecommunication ceases to be the Group’s core activity.

12.3.3	For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.8 billion as at December 31, 2016 (for loans from financial institutions amounting to NIS 500 million, and for debentures from financial institutions amounting to NIS 400 million, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these debenture holders, banks and financial institutions (subject to certain exceptions).

12.3.4	For Debentures (Series 6 to 10) and for loans from financial institutions amounting to NIS 500 million, the Company has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

Notes to the Consolidated Financial Statements as at December 31, 2016

12.3.5	In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company’s debts (in an amount exceeding NIS 150 million, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Group’s assets (consolidated) such that communications will cease being the Group’s main activity, in the event of a change of control following which the current controlling shareholders in the Company will cease being controlling shareholders (other than transfer of control to a transferee that received approval to control the Company in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in the Company’s financial statements for two consecutive quarters, in the event of a material deterioration in the Company’s business compared with the situation at the time of the issue, and there is real concern that the Company will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

As at December 31, 2016 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

12.4	Non-marketable debentures issued by DBS

12.4.1	DBS has Debentures (Series A) with a balance of NIS 190 million as at December 31, 2016 and Debentures (Series B) with a balance of NIS 678 million as at December 31, 2016, issued to institutional investors and listed on the TACT-Institutional system of the TASE.

12.4.2	In accordance with Deed of Trust A, DBS created an unlimited floating first lien in favor of Trustee A on all of its assets (other than exemptions arising from the provisions of the Communications Law), including a stipulation that limits additional liens (subject to certain exceptions), and an unlimited fixed first lien on the rights and assets of DBS (subject to exceptions under the Communications Law), including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies.

12.4.3	Deed of Trust A and Deed of Trust B stipulate standard events (such as insolvency, default and exercise of liens on most of the assets of DBS and more), which, should they occur, after the warning period and terms set out in each deed of trust, will allow immediate call for repayment of the debentures under the provisions in the deed of trust, and establish the right to call for immediate payment if another debenture series of DBS is called for immediate repayment, if the balance for settlement exceeds the amount set out in the relevant deed of trust.

12.4.4	In September 2015, the Company signed a letter of guarantee for the undertakings of DBS in favor of the holders of Debentures (Series B), against a reduction of the interest rate for Debentures (Series B) and cancellation of collateral (similar to those registered in favor of Trustee A) and certain provisions in Deed of Trust B, all in accordance with the terms set out in Deed of Trust B.

A reduction in the interest rate and cancellation of the collateral and certain provisions in Deed of Trust B are contingent on the rating of the Company not falling below a rating of AA- by S&P Maalot or a corresponding rating (“the Minimum Rating”), a condition that was fulfilled as at the date of the guarantee, and as at the date of the financial statements, and if, in the future, the rating of the Company falls below the Minimum Rating, then the reduction in the interest rate will be cancelled, the collateral that was cancelled will be provided again, the provisions that were cancelled will be applicable again, and the guarantee will expire.

Notes to the Consolidated Financial Statements as at December 31, 2016

12.5	Reportable credit

Below is information about the Group’s reportable credit, in accordance with Legal Bulletin No. 104-15: A reportable credit event, issued by the Israel Securities Authority on December 30, 2011 and amended on March 19, 2017 (according to Group’s information, debentures and loans amount to more than NIS 1 billion). The debentures were issued by the Group without a specific purpose. The debenture principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of the original loan or par value (NIS million)	Estimated reserve (plus interest payable) December 31, 2016 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate December 31, 2016	Fair value of the liability December 31, 2016 (NIS million)	Imputed effective interest at fair value as at December 31, 2016	Imputed effective interest at fair value as at December 31, 2015	Special conditions	Right to early repayment
Debentures (Series 6)	July 3, 2011	Dec 1, 2022	CPI-linked fixed interest	2,874	2,953	1	2018	2	3.70%	3,247	1.08%	1.43%	Notes 12.3.1 to 12.3.4	No
Debentures (Series 9)	Oct 15, 2015	Dec 1, 2025	Unlinked fixed interest NIS	1,103	1,106	1	2022	2	3.65%	1,146	3.13%	3.08%	Note 12.3	No

Notes to the Consolidated Financial Statements as at December 31, 2016

12.6	Undertakings to provide credit for 2017

The Company entered into agreements with banks and financial institutions, whereby the Company received an undertaking from these institutions to provide credit to the Company to refinance its future debt in 2017 amounting to NIS 900 million (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

The terms of all the undertakings and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by the Company, as described in section 12.3 above, including the following: an undertaking to refrain from creating additional liens on the Company’s assets (with certain restrictions); an undertaking that if the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the periods of the undertaking to provide credit.

In addition, some of the undertakings to provide credit in 2017 also include terms that are similar to the terms that were established for Debentures (Series 9 and 10) as set out in Note 12.3.5 above.

Subsequent to the date of the financial statements, the Company signed another agreement to provide a loan of NIS 500 million in 2017, in similar terms to the above.

13.	Trade and other payables

	December 31, 2016	December 31, 2015
	NIS million	NIS million

Open accounts*	808	885
Notes payable	92	28
Total trade payables	900	913

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	353	369
Institutions	98	79
Expenses due	102	90
Accrued interest	54	72
Deferred income	82	85
Derivative instruments	10	22
Other	11	27
Total other payables	710	744

Total trade payables and other payables	1,610	1,657

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2016 amounts to NIS 21 million (as at December 31, 2015 – NIS 17 million).

Notes to the Consolidated Financial Statements as at December 31, 2016

14.	Provisions

	Customer claims	Additional legal claims	Dismantling and clearing of cellular and other sites	Total
	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2016	52	45	49	146
Provisions created	4	4	4	12
Provisions used	(7)	(14)	-	(21)
Provisions canceled	(5)	(5)	-	(10)
Balance as at December 31, 2016	44	30	53	127
Presented in the statement of financial position as:
Current provisions	44	30	6	80
Non-current provisions	-	-	47	47
	44	30	53	127

For further information about legal claims, see Note 16.

15.	Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For further information about share-based payments, see Note 25 below.

15.1	Liabilities for employee benefits

		2016	2015
	Note	NIS million	NIS million
Current liabilities for:
Holiday		104	104
Sick pay	15.4	122	117
Voluntary redundancy	15.5	82	150
Current maturities of pensioner benefits	15.3.4	7	7
Total current liability for employee benefits		315	378
Non-current liabilities for:
Liability for pensioner benefits	15.3.4	118	114
Severance compensation (net) (see composition below)	15.3.1	51	55
Early notice	15.3.3	19	16
Pension	15.3.2	70	55
Total non-current liabilities for employee benefits		258	240

Total liabilities for employee benefits		573	618

Composition of liabilities for severance pay:
Liabilities for severance pay		212	221
Fair value of plan assets		(161)	(166)
		51	55

Notes to the Consolidated Financial Statements as at December 31, 2016

15.2	Defined contribution plans

15.2.1	Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2016	2015	2014
	NIS million	NIS million	NIS million
Amount recognized as an expense for a defined contribution plan	209	199	191

15.2.2	The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State’s obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

15.2.3	The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights.

15.2.4	For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees’ names. See section 15.3.1 below.

15.3	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

15.3.1	The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfilment of the provisions in the Severance Pay Law.

15.3.2	An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. The Company also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

15.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

15.3.4	Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company’s liability for these costs accumulates in the employment period. The Company’s financial statements include the liabilities for expected costs in the severance period.

Notes to the Consolidated Financial Statements as at December 31, 2016

15.4	Provision for sick leave

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

15.5	Termination benefits

According to the collective agreement of December 2006, between the Company and the employees’ committee and the Histadrut New General Federation of Labor, and according to the amendment to the agreement of August 2015, the Company may, at its discretion, terminate the employment of 163 long-standing permanent employees in each of the years 2015-2021 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary redundancy when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in the Company’s financial statements at the approval date of the plan.

In 2016, voluntary redundancy expenses amounted to NIS 96 million.

In addition, the Group companies have collective agreements with the Histadrut New General Federation of Labor and the employees’ committees. The agreements include mechanisms to integrate the employees’ committees in decisions regarding the termination of permanent employees and the terms of severance.

15.6	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

15.6.1	Mortality rates are based on the rates published in Insurance Circular 2013-3-1 of the Ministry of Finance.

15.6.2	Churn rates were determined on the basis of the experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

15.6.3	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

Notes to the Consolidated Financial Statements as at December 31, 2016

The main discount rates are as follows:

	December 31, 2016	December 31, 2015
	Average discount rate	Average discount rate
Severance compensation	4.2%	4.1%
Retirement benefits	4.3%	4.7%

15.6.4	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Salary increase assumptions
Permanent and long-standing employees in the Company	Average adjustment of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
Permanent employees in the Company	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Company’s employees that are not permanent	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1%, as set out in the collective agreement at Pelephone
Bezeq International employees	An increase of 3%, as set out in the collective agreement at Bezeq International

Regarding the Company’s employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2017-2026, arising from the collective agreement that was signed in August 2015.

15.6.5	Sensitivity analysis for actuarial assumptions

Analysis of the possible effect of changes in the main actuarial assumptions on liabilities for employee benefits: The calculation was for each separate assumption, assuming that the other assumptions remained unchanged.

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Discount rate, addition of 0.5%	(28)	(25)
Rate of future salary increases, addition of 0.5%	36	36
Employee churn rate, addition of 5%	(10)	(13)

15.6.6	Average weighted useful life of liabilities for the main severance benefits:

	December 31, 2016	December 31, 2015
	Years	Years
Severance compensation	10	10.2
Retirement benefits	14.1	14.4

Notes to the Consolidated Financial Statements as at December 31, 2016

16.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 14), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2016 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.8 billion. There is also additional exposure of NIS 284 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 16.2 below.

Notes to the Consolidated Financial Statements as at December 31, 2016

16.1	Following is a description of the Group’s contingent liabilities as at December 31, 2016, classified into groups with similar characteristics:

Claims group	Nature of the claims	Provision	Additional exposure		Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and deterioration of the service provided by the Group companies.	44	4,530		281	**
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	*	-
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of recognition of various salary components as components for calculation of payments to Group employees, some of which have wide ramifications in the Group.	7	96		2
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	6	11		-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	102		1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	37		-
Total legal claims against the Company and subsidiaries		74	6,781		284

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).
**	There is exposure of an additional amount for a claim in which the amount of the claim amount is unclear.

16.2	Subsequent to the reporting date, claims amounting to NIS 100 million were filed against Group companies, and two claims without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 415 million came to an end and one claim without a monetary estimate.

17.	Agreements

17.1	Group companies have operating lease agreements for land, property, cellular sites, real estate, and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2016, are as follows:

Year ended December 31	Real estate	Vehicles	Total
	NIS million	NIS million	NIS million
2017	229	140	369
2018	211	97	308
2019	171	77	248
2020	125	-	125
2021	55	-	55
2022 onwards	110	-	110
	901	314	1,215

Notes to the Consolidated Financial Statements as at December 31, 2016

17.2	In 2013, DBS signed an agreement with Space Communications Ltd. (“Spacecom”) for space segment capacity (in this section “the 2013 Agreement”). The 2013 Agreement is valid until 2028. In the first stage, the space segments will be available for use by DBS in the Amos 2 and Amos 3 satellites. In September 2016, Spacecom informed DBS that the Amos 2 satellite has come to the end of its lifespan, but its commercial operation is continuing for now. In accordance with the provisions of the 2013 Agreement, after discontinuing the use of the Amos 2 satellite, DBS intends to lease space segments in the Amos 3 satellite (until 2022) and the Amos 6 satellite, which was planned for launching into space in the third quarter of 2016 and the end of its lifespan was expected to be in 2028.

In September 2016, Spacecom reported that to the best of its knowledge, during ground fueling of the launch rocket for the Amos 6 satellite, the launch rocket exploded, resulting in the total loss of the Amos 6 satellite, which was intended to replace the Amos 2 satellite for DBS broadcasts.

In February 2017, the board of directors of DBS and the board of directors of the Company approved an addendum to the 2013 Agreement between DBS and Spacecom. The main points are set out below (“the 2017 Agreement”). The 2017 Agreement is subject to the approval of the general meetings of the Company and Spacecom, which are scheduled for April 3, 2017.

The 2017 Agreement is valid until December 31, 2028 (the same as the validity of the 2013 Agreement), subject to the options for early termination set out below.

DBS will lease space segments in the following satellites: (a) Amos 3 satellite - which currently serves DBS; (b) Amos 7 satellite - the existing satellite, in which Spacecom holds the right to lease space segments and, according to Spacecom, its positioning was completed at the end of February 2017; (c) Amos 8 satellite - a new satellite that is expected to serve DBS when it becomes operational.

In the contract period (subject to events of unavailability and until the end of the lifespan of Amos 3, which is expected in 2026), DBS is expected to lease space segments from two different satellites, according to the division in the agreement. The agreement also establishes the positioning of backup space segments in the contract period, under the terms and within the limitations in the agreement.

The overall nominal cost for the entire contract period is estimated at USD 263 million and represents an average annual cost of USD 21.9 million, subject to discounts and reimbursements set out in the agreement.

Notes to the Consolidated Financial Statements as at December 31, 2016

The agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The agreement also stipulates the right to early termination due to a delay in the entry into force of the agreement for construction of Amos 8, and the right to early termination at the end of the lifespan of Amos 3 due to non-availability of Amos 8, without payment of compensation and under the conditions set out in the agreement.

For information about the agreement with Space, see Note 28.3.2 (1) regarding the agreements with related parties.

17.3	In October 2016, the new agreement with Apple Distribution International (“Apple”) came into effect for the acquisition and distribution of iPhone devices. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

17.4	Pelephone has open orders for the acquisition of terminal equipment amounting to NIS 71 million (as at December 31, 2015, NIS 74 million).

17.5	Pelephone has Ericsson infrastructure equipment for the UMTS/HSPA and LTE networks. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for deployment of the 4G network (LTE) with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion.

17.6	As at December 31, 2016, DBS has agreements for the acquisition of channels. In the year ended December 31, 2016, expenses for consumption of channels acquired by DBS amounted to NIS 319 million.

17.7	For information about agreements for the acquisition of broadcasting rights by DBS, see Note 7. For information about agreements for the purchase of property, plant and equipment, see Note 8.6 above.

17.8	In April 2013, the Company and the Israel Lands Administration signed a planning permission contract for 115 dunams in Sakia (near Mesubim Junction, close to the southern entrance to Tel Aviv). Under the permission contract, the Company planned a detailed master plan for the property, determining purposes, uses, building rights and building instructions for zoning the land in the plan. On May 2, 2016, approval of the plan was published in the gazette and it came into effect. Subsequently, the Company is expected to sign a lease for the property covering a net area of 70 dunams.

As at the reporting date, the fair value of the Company’s rights to the land was estimated by an assessor at NIS 460 million.

17.9	For information about agreements for undertakings to provide credit for 2017, see Note 12.6 below.

17.10	For information about transactions with related parties, see Note 28.3.2.

Notes to the Consolidated Financial Statements as at December 31, 2016

18.	Securities, liens and guarantees

The Group’s policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

18.1	The Group companies have guarantees of NIS 163 million in favor of the Ministry of Communications to secure the terms of their licenses (approximately half of the amount is linked to the USD exchange rate).

18.2	The Group companies have bank guarantees totaling NIS 77 million in favor of third parties.

18.3	For information about the conditions for loans and borrowings, see Note 12.

18.4	For information about the guarantee provided by the Company in respect of DBS’s liability for Debentures (Series B), see Note 12.4.4.

Notes to the Consolidated Financial Statements as at December 31, 2016

19.	Capital

19.1	Share capital

	Registered share capital		Issued and paid up share capital
	Number of shares		Number of shares
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,765,472,386	2,762,148,573

19.2	Dividends

19.2.1	Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company’s operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company’s shareholders regarding any specific distribution, as set out in the articles of association of the Company. As at the publication date, the policy is in effect.

19.2.2	Distributions made by the Company in 2014-2016:

	Distributed amount	2016	2015		2014
Distribution date	per share (NIS)	NIS million	NIS million		NIS million
May 30, 2016	0.281	776	-		-
October 6, 2016	0.240	665	-		-
May 27, 2015	0.307	-	844		-
October 26, 2015	0.339	-	933	*	-
April 23, 2014	0.294	-	-		802
October 2, 2014	0.463	-	-		1,267
		1,441	1,777		2,069

*	The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 million less revaluation gains of NIS 12 million for the gain of control in DBS, which were excluded from the Company’s dividend policy.

19.2.3	In March 29, 2017, the Board of Directors of the Company resolved to recommend to the general meeting of the Company’s shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 578 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

19.2.4	The Company also issued share options to employees, managers and senior employees in the Group (see Note 25).

Notes to the Consolidated Financial Statements as at December 31, 2016

20.	Revenues

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Fixed-line telephony	1,450	1,543	1,636
Internet - infrastructure	1,558	1,530	1,394
Transmission and data communication	843	840	802
Other services	213	212	220
	4,064	4,125	4,052
Cellular communications - Pelephone
Cellular services and terminal equipment	1,777	1,948	2,399
Sale of terminal equipment	811	884	966
	2,588	2,832	3,365

Multichannel television - DBS	1,745	1,333	-

International communications, ISP, and NEP services - Bezeq International	1,480	1,487	1,425

Other	207	208	213

	10,084	9,985	9,055

21.	General and operating expenses

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Terminal equipment and materials	831	880	928
Interconnectivity and payments to domestic and international operators	825	909	847
Marketing and general	697	640	603
Content costs	629	458	58
Maintenance of buildings and sites	605	616	639
Services and maintenance by sub-contractors	261	199	137
Vehicle maintenance	164	167	154
	4,012	3,869	3,366

Operating and general expenses are presented net of expenses of NIS 64 million recognized in 2016 for investments in property, plant and equipment and intangible assets (in 2015 and 2014- NIS 63 million).

22.	Salaries

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Salaries and incidentals - operating	1,922	1,871	1,691
General and administrative	619	585	560
Share-based payments	-	-	1
Total salaries and incidentals	2,541	2,456	2,252
Less salaries recognized in investments in property, plant and equipment and intangible assets	529	499	484
	2,012	1,957	1,768

Notes to the Consolidated Financial Statements as at December 31, 2016

23.	Other operating profit, net

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	107	234	175
Provision for severance pay in voluntary retirement (see Note 15.5)	(96)	(117)	(176)
Others	(11)	(22)	5
Profit from sale of the shares of Coral Tell	-	-	582
Other operating profit, net	-	95	586

24.	Financing expenses (income), net

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million
Interest expenses for financial liabilities	358	339	386
Change in the liability for contingent consideration for a business combination (see Note 11.2)	55	-	-
Linkage and exchange rate differences	32	51	44
Financing expenses for employee benefits	15	16	21
Other financing expenses	48	46	35
Decrease of provision for tax assessor interest expenses	-	(76)	-
Total financing expenses	508	376	486
Income for credit in sales	42	52	84
Other financing income, net	19	40	59
Interest and linkage differences from loans to an associate	-	21	213
Total financing income	61	113	356

Financing expenses, net	447	263	130

25.	Share-based payments

In 2010, the Company issued 69.4 million employee options. As at December 31, 2016, 17 thousand options remain in circulation. In 2016, 4 million options were exercised, for which the Company issued 4 million ordinary shares of NIS 1 par value each.

Notes to the Consolidated Financial Statements as at December 31, 2016

26.	Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2016	2015	2014
	NIS million	NIS million	NIS million

Profit attributable to holders of ordinary shares	1,244	1,721	2,111

Weighted average number of ordinary shares (basic)	2,765	2,750	2,736
Effect of share options exercised	-	13	19
Weighted average number of ordinary shares (diluted)	2,765	2,763	2,755

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options, based on average share prices for the period in which the options were in circulation

27.	Segment reporting

27.1	The Group operates in four segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Notes to the Consolidated Financial Statements as at December 31, 2016

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 20). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

Based on the above, the business segments of the Group are as follows:

1.	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

2.	Pelephone Communications Ltd.: cellular communications

3.	Bezeq International Ltd.: international communications, internet services and network end point

4.	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the “Other” item. Other operations include call center services (Bezeq Online) and online shopping and classified ads, (through Walla). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds in the reported years.

Inter-segment pricing is set at the price determined in transactions in the ordinary course of business.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred in the period for acquisition of fixed assets and intangible assets.

It is noted that the Company’s investment in DBS was accounted for using the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

Notes to the Consolidated Financial Statements as at December 31, 2016

27.2	Operating segments

	Year ended December 31, 2016
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating profit (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in profits (losses) of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

Segment assets	7,111	3,294	1,177	2,026	193	703	14,504
Investment in associates	-	-	5	-	1	12	18
Goodwill	-	-	6	-	10	1,409	1,425
Segment liabilities	11,988	569	380	1,434	104	(730)	13,744
Investments in property, plant and equipment and intangible assets	828	277	126	227	13	-	1,471

Notes to the Consolidated Financial Statements as at December 31, 2016

	Year ended December 31, 2015
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Depreciation and amortization	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Financing expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss) after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	420	2,319
Income tax	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

Segment assets	7,311	3,269	1,160	1,667	659	1,163	15,229
Investment in associates	-	-	4	-	7	14	25
Goodwill	-	-	6	-	10	1,409	1,425
Segment liabilities	12,117	513	343	6,685	104	(5,494)	14,268
Investments in property, plant and equipment and intangible assets	837	419	127	281	33	(80)	1,617

Notes to the Consolidated Financial Statements as at December 31, 2016

	Year ended December 31, 2014
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenues	4,317	3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688	430	130	297	23	(287)	1,281

Segment results – operating profit	1,980	449	232	273	629	(337)	3,226
Financing expenses	472	21	18	620	2	(647)	486
Financing income	(72)	(77)	(9)	(26)	(11)	(161)	(356)
Total financing expenses (income), net	400	(56)	9	594	(9)	(808)	130

Segment profit (loss) after financing expenses, net	1,580	505	223	(321)	638	471	3,096
Share in profits (losses) of associates	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,580	505	224	(321)	635	303	2,926
Income tax	478	132	60	1	147	(3)	815
Segment results – net profit (loss)	1,102	373	164	(322)	488	306	2,111

Segment assets	8,483	3,541	1,207	1,820	682	(2,517)	13,216
Investment in associates	-	-	4	-	11	1,042	1,057
Goodwill	-	-	6	-	10	1,024	1,040
Segment liabilities	12,369	696	392	6,484	107	(7,176)	12,872
Investments in property, plant and equipment and intangible assets	835	339	110	332	17	(332)	1,301

Notes to the Consolidated Financial Statements as at December 31, 2016

27.3	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	10,306	10,649	10,964
Revenues from other segments	218	221	226
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(440)	(445)	(411)
Cancellation of revenues for a segment classified as an associate (up to the date of acquisition of control)	-	(440)	(1,724)
Consolidated revenues	10,084	9,985	9,055

Profit or loss
Operating profit for reporting segments	2,548	2,795	2,934
Cancellation of expenses for a segment classified as an associate (up to the date of acquisition of control)	-	(59)	(273)
Financing income (expenses), net	(447)	(263)	(130)
Share in profits (losses) of associates	(5)	12	(170)
Profit (loss) for operations classified in other categories and other adjustments	(34)	(16)	574
Amortization of excess cost	(193)	(150)	(9)
Consolidated profit before income tax	1,869	2,319	2,926

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Assets
Assets from reporting segments	13,619	13,417
Assets attributable to operations in other categories	204	676
Goodwill not attributable to an operating segment	1,409	1,409
Surplus cost not attributable to an operating segment	1,429	2,173
Less inter-segment assets and other adjustments	(714)	(996)
Consolidated assets	15,947	16,679

Liabilities
Liabilities from reporting segments	14,364	19,658
Liabilities attributable to operations in other categories	103	104
Less inter-segment liabilities	(723)	(5,494)
Consolidated liabilities	13,744	14,268

Notes to the Consolidated Financial Statements as at December 31, 2016

28.	Transactions with interested and related parties

28.1	Identity of interested and related parties

The Company’s interested and related parties as defined in the Securities Law and in IAS 24 – Related Party Disclosures include mainly B Communications Ltd. (“B Communications), related parties of B Communications, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

28.2	Balances with interested and related parties

	December 31
	2016	2015
	NIS million	NIS million
Trade receivables - associates	10	9
Liabilities to related parties, net *	(12)	(17)
Liability to Eurocom DBS Ltd. for contingent consideration (see Note 11.2)	(32)	(233)

28.3	Transactions with interested and related parties

	Year ended December 31
	2016	2015		2014
	NIS million	NIS million		NIS million
Revenues
From associates (including financing income for shareholders’ loans	7	30	*	229	*
From related parties	13	10		9
Expenses
To related parties	110	127		119
To associates	2	3		1
Property, plant and equipment
Related parties	59	76		76
Acquisition of holdings from Eurocom DBS in DBS (see Note 11.2)	55	913		-

*	Income from associates is mainly from financing income for the shareholder loans to DBS prior to the acquisition of control in DBS.

**	Financing expenses for adjusting the liability for contingent consideration in relation to the business combination with DBS (see Note 11.2).

Transactions with interested and related parties

28.3.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company or its subsidiary with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above (“the Interested Party Transactions”).

Notes to the Consolidated Financial Statements as at December 31, 2016

From time to time, the Company and its subsidiaries carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company (or in which the interested party has a personal interest), of the types and nature detailed below:

1.	Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.	Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, and pit covers

3.	Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges, content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

Notes to the Consolidated Financial Statements as at December 31, 2016

5.	Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.	Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.	Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone’s cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

9.	Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

10.	Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company’s contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

Notes to the Consolidated Financial Statements as at December 31, 2016

C.	The transaction does not include the terms of the office and employment (as defined in the Companies Law, 1999, (“the Companies Law”) of an interested party or his relative, and does not constitute a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

Notes to the Consolidated Financial Statements as at December 31, 2016

28.3.2	Below are transactions listed in section 270(4) of the Companies Law, which are not considered as negligible transactions

	Approval date of the general meeting (after approval of the Company’s audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
(1)	May 8, 2013	Approval of the Company’s vote at the general meeting of DBS in favor of DBS’s agreement with Space Communications Ltd. (“Space Communications”) for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.
		This agreement was valid in the reporting year and up to December 31, 2016. On February 12, 2017 and February 14, 2017, the Company’s audit committee and board of directors, respectively, approved an amendment/addendum to this agreement, which will be presented to the general meeting for approval on April 3, 2017. For information about the amendment, see section G below and Note 17.2 above.	A total amount of up to USD 227 million for the entire agreement period (up to December 31, 2018) net including discounts for satellite segments leased in the existing agreement)	Section A below
(2)	June 13, 2013	The amendment to the Company’s three-year agreement with Eurocom Communications Ltd. (“Eurocom Communications”) for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice. This agreement was valid in the reporting year and up to May 31, 2016. The agreement described in section (7) below came into effect on June 1, 2016.	NIS 5.5 million per year	Section B below

Notes to the Consolidated Financial Statements as at December 31, 2016

Approval date of the general meeting (after approval of the Company’s audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
(3)	November 6, 2013

	Approved by the Company’s Board of Directors in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 (“the Relief Regulations for Transactions with Interested Parties”)	Amendment and extension of the agreement between DBS and Eurocom Digital Communications Ltd. (“Eurocom”) and Advanced Digital Broadcast SA (“ADB”) for the purchase of YesMaxTotal3 converters, for a period up to December 31, 2016.	The total cost will be USD 10 million per year	Sections A and C below.
(4)	March 23, 2015	Approval of the Company’s acquisition agreement with Eurocom DBS Ltd. (“Eurocom DBS”) whereby the Company will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner’s in his approval of the merger on March 26, 2014, both by the Company and by DBS, and announcement of the exercise of the Company’s option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).	The total cost is comprised of:

A. Total cash of NIS 680 million

B. Total cash of up to NIS 200 million (subject to certain conditions)

			C. Total cash of up to NIS 170 million (subject to certain conditions) For information about the conditions relating to B and C, see Note 11.2 above.	Section D below.
(5)	October 19, 2015	Approval of the Company’s vote at the general meeting of shareholders of DBS in favor of DBS’s agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017	Total cost of USD 14 million	Sections A and C below.

Notes to the Consolidated Financial Statements as at December 31, 2016

Approval date of the general meeting (after approval of the Company’s audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
(6)	December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)	Section E below
(7)	June 30, 2016	Extension of the amended agreement with Eurocom Communications Ltd. (“Eurocom Communications”) for ongoing management and consultation services for the Company. The agreement is for three years, valid until May 31, 2019, unless one of the parties submits three-months’ notice of termination of the agreement. This agreement between the parties is in continuation of the agreement approved on June 13, 2013, described in section (2) above.	NIS 6.4 million per year	Section F below.

Notes to the Consolidated Financial Statements as at December 31, 2016

A transaction with a controlling shareholder that is not an irregular transaction was valid in the reporting period:

Date of approval of the Company’s Board of Directors after receiving the approval of the audit committee	Nature of the transaction	Amount of the transaction	Nature of the personal interest
November 27, 2014	The Company’s agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier’s request, payments that are due, or will be due, to Eurocom for orders of converters.	Up to a total cost of USD 6 million	Sections A and C below.
November 3, 2016	The Company’s agreement with Eurocom for the additional acquisition of up to 90,000 VTECH N VDSL routers, valid until June 30, 2017.

Approval for acquisition of up to USD 11.3 million (not including VAT)

In 2016, there were no acquisitions under this framework, however N VDSL routers were acquired in amounts that do not exceed the negligibility level.

Section C below

Notes to the Consolidated Financial Statements as at December 31, 2016

The financial values of the transactions described in section 28.3.2 above, which were carried out in 2016, are as follows.

Amounts included in the consolidated statement
NIS million
Expenses	90
Property, plant and equipment	27
Acquisition of Eurocom DBS holdings in DBS (see Note 11.2)	55

A.	B Communications has a personal interest in the transaction, since as at the date of this transaction, 50.2% of the shares of DBS were held by Eurocom DBS Ltd, which is controlled by Eurocom Communications, the controlling shareholder (tiered) of B Communications.

In addition, Or Elovitch, Shaul Elovitch, and Amikam Shorer serve as directors in Space Communications (Or Elovitch serves as chairman of the board of directors of Space Communications).

B.	Under the agreement that was in effect in the reporting year, until March 31, 2016, Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70% and will include: service as active chairman of the Board of Directors of the Company and all its subsidiaries; management of work interfaces with the managements of the Company and its subsidiaries; active supervision authority for the effective management and performance of the Board of Directors of the Company and its subsidiaries; management of formation of the Group’s strategy (subject to approval by the Company’s Board of Directors); and more

Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies, in addition to the chairman of the board of directors.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 45 hours of consulting services, provided by Or Elovitch, Amikam Shorer, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (a) NIS 1.7 million per year for the participation of directors serving on behalf of the Company’s controlling shareholders, as part of their membership and position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence in meetings; (b) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the boards of directors of the Company and its subsidiaries; (c) NIS 324 thousand per year for ongoing consultation services. For information about the agreement with Eurocom, which is valid as from June 1, 2016, see section F. below.

Notes to the Consolidated Financial Statements as at December 31, 2016

C.	B Communications Ltd., the controlling shareholder of the Company, has a personal interest, since Eurocom is a related company to B Communications. Eurocom is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications.

In addition, the director Shaul Elovitch has a personal interest as the controlling shareholder (tiered) in Eurocom Communications; directors Or Elovitch and Orna Elovitch-Peled have a personal interest being a relative of the controlling shareholder; the director Amikam Shorer has a personal interest being an employee and/or officer in Eurocom Group companies.

D.	B Communications has a personal interest in the approval of the transaction, since as at the date of the transaction, B Communications is a company controlled (indirectly) by Eurocom Communications, which is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders in Eurocom DBS (through other companies and indirectly), which, as at the transaction date, held DBS shares.

The controlling shareholders have another personal interest arising from the fact that upon acceptance of the merger conditions by DBS as set out above, Eurocom DBS was released from its obligation to sell its shares in DBS, which was imposed on it by the Antitrust Commissioner. To the best of the Company’s knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

The controlling shareholders have an additional personal interest arising from the purchase of liability insurance for directors for their service on the board of directors of DBS in the period up to the completion date of the acquisition transaction, as set out in the table.

E.	B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction) is a related company to B Communications. Eurocom Cellular Communications Ltd. is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, and Amikam Shorer have a personal interest as described in section C above.

Notes to the Consolidated Financial Statements as at December 31, 2016

F.	Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70% and will include: service as active chairman of the Board of Directors of the Company and all its subsidiaries; management of work interfaces with the managements of the Company and its subsidiaries; active supervision authority for the effective management and performance of the Board of Directors of the Company and its subsidiaries, including for corporate governance; management of formation of the Group’s strategy (subject to approval by the Company’s Board of Directors); and more

Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies, in addition to the chairman of the board of directors.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 60 hours of consulting services, provided by Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Felix Cohen, Ami Bar-Lev, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (A) directors’ compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of the Company of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of the Company’s controlling shareholders, as part of their membership and their position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (B) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries; and (C) NIS 432 thousand per year for ongoing consultation services.

For further information about the transactions included in section 270(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 28.6 below.

G.	Following the approval of the Company’s audit committee and board of directors, on April 3, 2017, the general meeting will be asked to approve the Company’s vote in the general meeting of DBS in favor of the agreement between DBS and Spacecom, with the amendment/addendum to the existing agreement between the parties on November 4, 2013, to lease satellite segments in Spacecom’s satellites, until the end of 2028, at a total nominal cost of up to USD 263 million for the entire agreement term (up to December 31, 2018). This agreement between the parties is instead of the agreement that was approved on May 8, 2013, which is described in section (1) in the table above. For further information, see Note 17.2 above.

Notes to the Consolidated Financial Statements as at December 31, 2016

28.4	Benefits for key officers

Benefits for employment of key managers, including:

	Year ended December 31
	2016	2015	2014
	NIS thousands	NIS thousands	NIS thousands
Number of managerial key officers	4	5	4
Salary *	8,023	8,519	7,468
Grant	7,166	7,375	5,940
Share-based payments	-	(130)	(651)
	15,189	15,764	12,757

*	Key officers in the Group include the chairman of the Board of Directors (who is not entitled to remuneration for his position, beyond the consideration paid as part of the management services agreement with Eurocom Communications Ltd.), the CEO of the Company and the CEOs of Pelephone, Bezeq International and DBS. As set out in Note 28.3.2 above, in 2016, the Company paid Eurocom Communications NIS 3.5 million for the service and activity of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries. This amount is not included in the benefits described above.

28.5	Benefits for directors

	Year ended December 31
	2016	2015	2014
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see 28.5.1	2,796	2,912	2,818
Number of directors receiving remuneration	6	6	6
Salary of employee-directors, see 28.5.2	618	587	1,608
Number of directors receiving a salary, see 28.5.2	1	1	2
Management fees to the controlling shareholder (see section 28.3.2)	6,364	5,524	5,524

28.5.1	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

Notes to the Consolidated Financial Statements as at December 31, 2016

28.5.2	The salary is paid to an employee-director for his work in the Company and he does not receive any additional pay for his service as a director in the Company. In 2016 and as at the approval date of the financial statements, one director who is an employee serves in the Company.

28.6	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company’s Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-

May 20, 2015

Approval of the Company’s Board of Directors in accordance with the relief regulations for transactions with interested parties (following approval by the Company’s Board of Directors on April 8, 2014 for the period up to April 13, 2015 and approval of the Company’s Board of Directors of April 13, 2015 for the period up to June 14, 2015).

	Renewal of the Company’s insurance policy for directors and officers liability in the Company and its subsidiaries, in accordance with the Company’s compensation policy, for the period up to June 13, 2016 (inclusive), and for a further period of one year up to June 14, 2017 (after the insurer exercised the option to extend the agreement under the present conditions on June 26, 2016), including the approval of the compensation committee and the Board of Directors that the terms of the agreement for the CEO and for the officers who are controlling shareholders or their relatives are the same as those of the other officers.	The liability limit is up to USD 150 million per claim and in total for all claims in the insurance year (plus reasonable legal expenses). The annual premium is USD 320 thousand. Total annual premium up to April 13, 2015: USD 234.5 thousand; total premium for the extension period until June 14, 2015: USD 55,430 (reflecting an annual cost of USD 332.5 thousand)
January 17, 2007	Undertaking to indemnify officers in the Company, in accordance with the letters of indemnity, as amended on October 26, 2011.	Up to 25% of the Company’s equity at the time the indemnity is granted
November 5, 2014	Extension of the validity of the letters of undertaking for indemnification of directors who are controlling shareholders or their relatives for the period up to October 25, 2017.	-
May 3, 2016	Amendment to the letters of undertaking for indemnification and exemption and to grant them to officers and directors (including those who are the controlling shareholder in the Company and/or his relatives and/or officers in companies of the controlling shareholder).	-

Notes to the Consolidated Financial Statements as at December 31, 2016

In addition, subsequent to the date of the financial statements, on January 29, 2017, the Company’s Board of Directors recommended that the Company’s general meeting of shareholders, which was convened on April 5, 2017, approve the amendment to the Company’s compensation policy, which will be valid for three years from the approval of the Company’s current compensation policy (meaning, up to May 4, 2018).

28.7	For guarantees provided to DBS, see Note 12.4.

29.	Financial instruments

29.1	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides qualitative and quantitative information about the Group’s exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes.

Notes to the Consolidated Financial Statements as at December 31, 2016

29.2	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group’s policy is to partially hedge, in accordance with the rules determined by the Board of Directors, the exposure arising from fluctuations in foreign exchange rates and the CPI.

29.3	Credit risk

Management monitors the Group’s exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group’s management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management’s estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks.

29.4	Liquidity risk

The Group estimates that its liquidity risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, and an agreement to receive future loans, see Note 12 above.

The following are the contractual maturities of financial liabilities received in practice up to December 31, 2016, including estimated interest payments (based on known CPI and interest rates on December 31, 2016):

	December 31, 2016
	Carrying amount	Contractual cash flow	First half of 2017	Second half of 2017	2018	2019 to 2021	2022 and thereafter
	NIS million

Non-derivative financial liabilities
Trade and other payables	1,535	1,535	1,526	9	-	-	-
Loans	3,923	4,117	164	555	797	1,861	740
Debentures	7,030	7,815	595	552	1,260	3,010	2,398
Liability to Eurocom DBS	32	32	-	32	-	-	-
	12,520	13,499	2,285	1,148	2,057	4,871	3,138

Financial liabilities for derivative instruments	176	176	-	-	40	115	21

Notes to the Consolidated Financial Statements as at December 31, 2016

The cash flows included in the analysis of the repayment dates are not expected to be materially earlier, or in amounts that are materially different. For further information about the financial covenants, see Note 12.

29.5	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group’s results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

29.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group’s profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 2016

Statement of financial position in accordance with linkage basis as at December 31, 2016:

	December 31, 2016
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	640	-	8	-	648
Investments	580	-	6	-	586
Trade receivables	1,954	18	28	-	2,000
Other receivables	19	48	-	152	219
Inventory	-	-	-	106	106
Non-current assets
Trade and other receivables	429	215	-	-	644
Broadcasting rights, net of rights exercised	-	-	-	432	432
Property, plant and equipment	-	-	-	6,876	6,876
Intangible assets	-	-	-	3,047	3,047
Deferred tax assets	-	-	-	1,007	1,007
Deferred expenses and non-current investments	-	-	-	382	382
Total assets	3,622	281	42	12,002	15,947
Current liabilities
Debentures, loans and borrowings	1,442	383	-	-	1,825
Trade and other payables	1,310	22	203	75	1,610
Current tax liabilities	-	104	-	-	104
Employee benefits	315	-	-	-	315
Liability to Eurocom DBS Ltd.	32	-	-	-	32
Provisions	25	54	-	1	80
Non-current liabilities
Loans and debentures	5,349	3,779	-	-	9,128
Employee benefits	206	-	52	-	258
Derivatives and other liabilities	-	176	9	59	244
Deferred tax liabilities	-	2	-	99	101
Provisions	47	-	-	-	47
Total liabilities	8,726	4,520	264	234	13,744

Total exposure in the statement of financial position	(5,104)	(4,239)	(222)	11,768	2,203

Forward contracts	(2,266)	1,994	272	-	-

Notes to the Consolidated Financial Statements as at December 31, 2016

Statement of financial position in accordance with linkage basis as at December 31, 2015:

	December 31, 2015
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	538	-	17	-	555
Investments	751	-	11	-	762
Trade receivables	2,019	21	18	-	2,058
Other receivables	19	107	-	143	269
Inventory	-	-	-	115	115
Non-current assets
Trade and other receivables	482	192	-	-	674
Broadcasting rights, net of rights exercised	-	-	-	456	456
Property, plant and equipment				6,894	6,894
Intangible assets				3,332	3,332
Deferred tax assets				1,178	1,178
Deferred expenses and non-current investments	55	-	50	281	386
Total assets	3,864	320	96	12,399	16,679
Current liabilities
Debentures, loans and borrowings	1,220	693	-	-	1,913
Trade and other payables	1,313	62	205	77	1,657
Current tax liabilities	-	624	-	-	624
Employee benefits	378	-	-	-	378
Liability to Eurocom DBS Ltd.	233	-	-	-	233
Provisions	38	62	-	-	100
Non-current liabilities
Loans and debentures	4,619	4,181	-	-	8,800
Employee benefits	192	-	48	-	240
Derivatives and other liabilities	-	147	5	74	226
Deferred tax liabilities	-	-	-	51	51
Provisions	46	-	-	-	46
Total liabilities	8,039	5,769	258	202	14,268

Total exposure in the statement of financial position	(4,175)	(5,449)	(162)	12,197	2,411

Forward contracts	(2,437)	2,021	416	-	-

29.5.2	CPI

In 2016, the known CPI decreased by 0.3% (in 2015, a decrease of 0.9%; in 2014, a decrease of 0.1%)

Notes to the Consolidated Financial Statements as at December 31, 2016

29.5.3	Sensitivity analysis for the change in the CPI for the change in the USD exchange rate

An increase/decrease of 1% in the CPI at the reporting date will not have a material effect on profit and on capital. In addition, an increase/decrease of 10% in the USD exchange rate at the reporting date would not have a material effect on profit and on capital.

29.5.4	Interest rate risk

Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2016	2015
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	1,785	2,154
Financial liabilities (loans and debentures)	(9,241)	(8,648)
	(7,456)	(6,494)
Variable-interest instruments
Financial liabilities (loans and debentures)	(1,712)	(2,065)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rates at the reporting date would not have a material effect on profit and on capital.

29.6	Cash flow hedge accounting

29.6.1	The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Debentures (Series 6). These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

Hedged item	Repayment dates	Number of transactions	Nominal value NIS million	Fair value NIS million	Capital reserve NIS million

December 31, 2016
Debentures (Series 6)	12.2018 to 12.2022	9	1,994	(176)	54
December 31, 2015
Debentures (Series 5)	6.2016	2	322	(22)	3
Debentures (Series 6)	12.2018 to 12.2022	8	1,699	(146)	67
		10	2,021	(168)	70

Notes to the Consolidated Financial Statements as at December 31, 2016

29.6.2	DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at December 31, 2016, the net fair value of these transactions is NIS 6 million (as at December 31, 2015, NIS 11 million).

29.7	Financial instruments measured at fair value

29.7.1	The table below presents an analysis of the financial instruments measured at fair value.

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds (see Note 29.7.2)	31	193
Level 2: forward contracts (see Note 29.7.3)	(170)	(157)
Level 3: contingent consideration for a business combination (see Note 29.7.4)	(84)	(233)

29.7.2	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (level 1).

29.7.3	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

29.7.4	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 11.2:

	December 31, 2016		December 31, 2015
	Maximum additional consideration under the agreement	Fair value	Maximum additional consideration under the agreement	Fair value
	NIS million	NIS million	NIS million	NIS million
Additional consideration for the business results of DBS (second additional consideration)	170	84	170	29
Additional consideration for tax synergy (first additional consideration)	-	-	200	204
	170	84	370	233

Notes to the Consolidated Financial Statements as at December 31, 2016

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected income of DBS in 2017 and based on the assumptions regarding expected cash flows.

29.8	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1).

The fair value of the loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the rate of market interest for similar liabilities, plus the required adjustments for a risk premium or non-marketability, as at the reporting date (Level 2).

	December 31, 2016			December 31, 2015
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value	Discount rate (weighted average)
	NIS million		%	NIS million		%
Loans from banks and institutions (unlinked)	2,947	3,089	2.60%	1,904	2,044	2.05%
Debentures issued to the public (CPI-linked)	3,473	3,656	1.18%	3,816	4,006	1.55%
Debentures issued to the public (unlinked)	1,592	1,602	2.30%	1,279	1,340	1.25%
Debentures issued to financial institutions (CPI-linked)	830	879	1.14%	1,310	1,314	1.66%
Debentures issued to financial institutions (unlinked)	403	440	2.17%	403	458	2.11%
	9,245	9,666		8,712	9,162

Notes to the Consolidated Financial Statements as at December 31, 2016

29.9	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position:

	December 31, 2016	December 31, 2015
	NIS million	NIS million
Trade and other receivables, gross	119	147
Offset amounts	(97)	(115)
Trade and other receivables presented in the statement of financial position	22	32
Trade payables, gross	147	157
Offset amounts	(97)	(115)
Trade and other payables presented in the statement of financial position	50	42

Notes to the Consolidated Financial Statements as at December 31, 2016

30.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.

30.1	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2016	December 31, 2015
	NIS million	NIS million

Current assets	1,275	1,420
Non-current assets	2,019	1,854
	3,294	3,274

Current liabilities	465	448
Non-current liabilities	104	70
Total liabilities	569	518
Equity	2,725	2,756
	3,294	3,274

Selected data from the statement of income

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Revenues from services	1,818	1,999	2,453
Revenues from sales of terminal equipment	812	891	966
Total revenues from services and sales	2,630	2,890	3,419

Cost of services and sales	2,248	2,383	2,537

Gross profit	382	507	882
Selling and marketing expenses	260	247	309
General and administrative expenses	89	98	106
Other operating expenses	1	5	18
	350	350	433

Operating profit	32	157	449
Financing expenses (income)
Financing expenses	6	4	21
Financing income	(52)	(53)	(77)
Financing income, net	(46)	(49)	(56)

Income before income tax	78	206	505
Income tax	17	55	132
Profit for the year	61	151	373

Notes to the Consolidated Financial Statements as at December 31, 2016

30.2	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2016	December 31, 2015
	NIS million	NIS million

Current assets	497	456
Non-current assets	691	714
	1,188	1,170

Current liabilities	280	314
Non-current liabilities	100	29
Total liabilities	380	343
Equity	808	827
	1,188	1,170

Selected data from the statement of income

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Revenues	1,548	1,578	1,504
Operating expenses	1,015	1,015	951
Gross profit	533	563	553

Selling and marketing expenses	221	209	209
General and administrative expenses	118	116	112
Other expenses (income), net	18	(2)	-
	357	323	321

Operating profit	176	240	232
Financing expenses (income)
Financing expenses	15	15	18
Financing income	(5)	(7)	(9)
Financing expenses, net	10	8	9
Share in the profits of equity-accounted investees	1	-	1
Income before income tax	167	232	224
Income tax expenses	42	60	60
Profit for the year	125	172	164

Notes to the Consolidated Financial Statements as at December 31, 2016

30.3	DBS Satellite Services (1998) Ltd.

Data from the statement of financial position

	December 31, 2016	December 31, 2015
	NIS million	NIS million

Current assets	440	319
Non-current assets	1,586	1,348
	2,026	1,667

Current liabilities	950	903
Non-current liabilities	484	892
Loans from shareholders	-	4,890
Total liabilities	1,434	6,685
Capital (capital deficit)	592	(5,018)
	2,026	1,667

Selected data from the statement of income

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Revenues from services	1,745	1,774	1,724
Operating expenses	1,261	1,289	1,203
Gross profit	484	485	521
Selling and marketing expenses	128	140	154
General and administrative expenses	92	95	94
	220	235	248

Operating profit	264	250	273
Financing expenses (income)
Financing expenses	71	122	137
Financing expenses for shareholder loans, net	468	513	483
Financing income	(13)	(32)	(26)
Financing expenses, net	526	603	594

Loss before income tax	(262)	(353)	(321)
Income tax income (expenses)	330	(1)	(1)
Profit (loss) for the year	68	(354)	(322)

Notes to the Consolidated Financial Statements as at December 31, 2016

31.	Subsequent Events

31.1	For information about the undertaking to provide credit for subsequent to the reporting date, see Note 12.6 above.

31.2	For information about the resolution of the Board of Directors on March 29, 2017 to recommend that the general meeting of the Company’s shareholders approves the distribution of a cash dividend, see Note 19.2.3